FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth below is the text of Announcement No. 1 - 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on January 6, 2004:

ANNOUNCEMENT NO. 1 - 2004
TO THE COPENHAGEN STOCK EXCHANGE

6 January 2004

TORM - Expectations for 2003 and 2004 results

     o    TORM expects 2003 net profit in the region of DKK 1,050-1,065 mill.

     o This consists of net profit of app. DKK 370-385 mill. from TORM's own activities plus an unrealized gain of DKK 681 mill. on TORM's shareholding in Dampskibsselskabet "NORDEN" A/S.

     o The expectations are higher than the previously announced forecast for 2003 net profit of DKK 320-345 mill. from TORM's own activities, cf. announcement no. 13 - 2003, dated 21 November 2003.

     o    2003 net profit is preliminary and unaudited.

     o For 2004 TORM expects net profit from TORM's own activities which will be better than 2003 and minimum DKK 500 mill. - before any gains or losses on the NORDEN share-holding. A substantial part of the net profit is expected to be generated by TORM's bulk division.

A/S Dampskibsselskabet TORM

Contact persons: Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                 Klaus Nyborg, CFO (tel.: +45 39 17 92 00)
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SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Torm desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operating including requirements for double hull tankers, changes in the Torm's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission (SEC), including the Company's form 20-F. Please also refer to the section "Managing Risk and Exposure" in the 2002 annual report.

TORM is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.
--------------------------------------------------------------------------------

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)

Dated: January 12, 2004                By: /s/ Klaus Nyborg
                                       -----------------------------------------
                                       Klaus Nyborg
                                       Chief Financial Officer

03810.0001 #455138